UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)

              General Employment Enterprises, Inc.
                        (Name of Issuer)

              Common stock, no par value per share
                 (Title of Class of Securities)

                           36-9730106
                         (CUSIP Number)

                         Brad A. Imhoff
                   c/o Bryan R. Bagdady, P.C.
                801 Warrenville Road, Suite 100
                        Lisle, IL 60532
                                         630/824-4300

  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                                       June 1, 2005

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box.

Note:     Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)
CUSIP No.    36-9730106


1.   Names of Reporting Persons,
     I.R.S.    Identification Nos. of above persons (entities
only).

     Brad A. Imhoff

2.   Check the Appropriate Box if Member of a Group (See
Instructions)
     (a)

     (b)  X

3.   SEC Use Only

4.   Source of Funds (See instructions)

5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e).

6.   Citizenship or Place of Organization
..United States

Number of 7.   Sole Voting Power                             . .
.. .249,949
Shares Bene-
ficially by    8.   Shared Voting Power                      . .
.. . . . .0
Owned by Each
Reporting 9.   Sole Dispositive Power                        . .
.. .249,949
Person With
          10.  Shared Dispositive Power. . . . . . . . . . . . .
.. . 0

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person. . . . 249,949

12.       Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11). . . .
..4.855%

14.  Type of Reporting Person (See Instructions) . . . . . . . .
.. .IN


Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in Mr. Brad
Imhoff's original Schedule 13D.

Item 1.        Security and Issuer

Item 2.        Identity and Background

Item 3.        Source and Amount of Funds or Other Consideration

Item 4.        Purpose of Transaction

Item 5.        Interest in Securities of the Issuer

(a) - (b)       249,949            (4.855%)  beneficially held as
follows:
                232,549                 individually, sole voting
and dispositive power
                 17,400                 held by minor children of
Mr. Imhoff, sole voting and dispositive
                                        power

(c) Mr. Brad Imhoff sold 140,800 shares of General Employment Enterprises, Inc. common stock in 65 ordinary brokerage transactions on the American Stock Exchange from March 8,
       2005, through September 29, 2005. The transactions ranged in size from 100 shares to 6,000 shares and averaged approximately 2,166 shares. Mr. Imhoff's cumulative sales reached one percent of General Employment Enterprises's outstanding common stock on June 1, 2005.
       On September 29, 2005, Mr. Imhoff's aggregate beneficial ownership of General
       Employment Enterprises' common stock fell below five percent of the 5,148,265 issue shares of General Employment Enterprises, Inc.'s common stock.

(d)

(e)

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the
          Issuer

Item 7.   Material to be Filed as Exhibits


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30 , 2005


                                   /s/ Brad A. Imhoff